SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                 COMPUMED, INC.
                                 --------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         ------------------------------
                         (Title of Class of Securities)

                                   204914402
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                        Spinnaker Technology Fund, L.P.
                         c/o Soundview Asset Management
                               22 Gatehouse Road
                          Stamford, Connecticut 06092
                                 (203) 462-7250
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                With a copy to:

                              David P. Falck, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York 10004-1490
                                 (212) 858-1000

                                August 11, 1995
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check the following box if a fee is being paid with this
         Statement:  |X|



                            Exhibit Index on Page 13


                               Page 1 of 14 Pages

                                  SCHEDULE 13D


----------------------------------

CUSIP NO. 204914402
----------------------------------
================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Spinnaker Technology Fund, L.P.
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 o

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              550,000
        NUMBER OF          -----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             -0-
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                              550,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   550,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         o

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.7%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================


                               Page 2 of 14 Pages

                                  SCHEDULE 13D


----------------------------------

CUSIP NO. 204914402
----------------------------------
================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Soundview Asset Management, Inc.
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       AF
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 o

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                             550,000
        NUMBER OF          -----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             -0-
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                             550,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   550,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         o

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.7%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


                               Page 3 of 14 Pages

                                  SCHEDULE 13D


----------------------------------

CUSIP NO. 204914402
----------------------------------
================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Lawrence A. Bowman
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       PF
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 o

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                             45,000
        NUMBER OF          -----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                           550,000
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                             45,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                            550,000
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   595,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         o

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.3%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================


                               Page 4 of 14 Pages

Item 1.           Security and Issuer.
                  -------------------

                  The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Compumed, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1230 Rosecrans Avenue, Manhattan Beach, California 90266.


Item 2.           Identity and Background.
                  -----------------------

                  This Statement is being filed in connection with the Common Stock beneficially held by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker") and Lawrence A. Bowman. Spinnaker and Mr. Bowman conduct their principal business and maintain their principal office at 22 Gatehouse Road, Stamford, Connecticut 06902.

                  The sole general partner of Spinnaker is Soundview Asset Management, Inc., a Delaware corporation ("Soundview"), which conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902. All business of Spinnaker is conducted under the complete and exclusive control of Soundview. Mr. Bowman is the portfolio manager of Spinnaker and the President and a member of the Board of Directors of Soundview. Mr. Bowman also owns 20% of Soundview. Mr. Bowman is a U.S. citizen. (Spinnaker, Soundview and Mr. Bowman are sometimes hereinafter referred to as the "Filers").

                  Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. Soundview was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios. Mr. Bowman, as portfolio manager of Spinnaker, makes all of the investment decisions for Spinnaker.


                  The name, business address, present principal occupation or employment of each executive officer and director of Soundview is set forth in
Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

                  During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative

                               Page 5 of 14 Pages
body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  The funds used by Spinnaker to pay for its interest in the Common Stock, in the amount of $2,337,500 for 550,000 shares of Common Stock at a purchase price of $4.25 per share, were obtained from the capital contributions made by its partners. The funds used by Mr. Bowman to pay for his interest in the Common Stock, in the amount of $191,250 for 45,000 shares of Common Stock at a purchase price of $4.25 per share, were from his personal funds.


Item 4.           Purpose of Transaction.
                  ----------------------

                  The Filers have acquired the Common Stock for investment purposes. None of the Filers has any intention of acquiring control over the Company; however, if Spinnaker, Soundview or Mr. Bowman believe that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire additional shares of Common Stock. Similarly, depending upon market and other factors, the Filers may determine to dispose of the Common Stock. Except as disclosed above, the Filers do not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information received from the Company. According to the Company, as of August 9, 1995, there were 6,886,556 shares1 of Common Stock issued and outstanding. After giving effect to the issuance and sale by way of a private placement under Section 4(2) and Regulation D of the Securities Act of 1933 of 1,236,000 shares of Common Stock on August 11, 1995, including those

--------------
1. According to the Company, this amount does not include an aggregate of approximately 3,200,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants and the conversion of outstanding convertible preferred stock.

                               Page 6 of 14 Pages
shares purchased by Spinnaker and Mr. Bowman, there are 8,122,556 issued and outstanding shares of Common Stock.

                  Spinnaker beneficially owns 550,000 shares of Common Stock, representing approximately 6.7% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it, which power is exercised by its General Partner, Soundview.

                  Soundview may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of its status as sole general partner of Spinnaker. Such deemed beneficial ownership would total 550,000 shares, representing approximately 6.7% of the Common Stock issued and outstanding. Soundview may be deemed in its capacity as general partner of Spinnaker to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker. Soundview disclaims beneficial ownership of such shares.

                  Mr. Bowman beneficially owns 45,000 shares of Common Stock, representing approximately 0.6% of the Common Stock issued and outstanding. Mr. Bowman has sole voting and dispositive power with respect to all Common Stock owned by him. In addition, Mr. Bowman may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of his status as President of Soundview, the sole general partner of Spinnaker. Such actual and deemed beneficial ownership by Mr. Bowman would total 595,000 shares, representing approximately 7.3% of the Common Stock issued and outstanding. Mr. Bowman may be deemed in his capacity as President of Soundview to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker. Mr. Bowman disclaims beneficial ownership of the shares owned by Spinnaker.

                  (c) Except as set forth above, none of the Filers has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) To the best knowledge of the Filers, no person other than the Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock.

                  (e) Not applicable.


                               Page 7 of 14 Pages

Item 6.           Contracts, Arrangements, Understandings or
                  ------------------------------------------
                  Relationships With Respect to Securities of the
                  -----------------------------------------------
                  Issuer.
                  ------

                  Pursuant to the Stock Purchase Agreement, dated as of August 9, 1995 (the "Agreement") among the Company and the purchasers, including Spinnaker and Mr. Bowman, named on the Schedule of Purchasers attached thereto (the "Purchasers"), the Purchasers were granted registration rights with respect to the Common Stock. Under the terms of the Agreement, the Company is required to prepare and file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering the sale of Common Stock held by such Purchasers, and use its best efforts to cause such registration statement to become effective, subject to certain conditions. In addition, if the Company at any time proposes to register any of its securities under the Securities Act, (with certain exceptions), Spinnaker is entitled to require the Company to use its best efforts to register for sale all or a designated portion of the Common Stock held by Spinnaker. Finally, if at any time within 180 days from the date of the Agreement, the Company proposes to effect the issuance to any other person of any shares of Common Stock or any warrants, options or other securities convertible into, exercisable for or containing rights to acquire any shares of Common Stock at a purchase, conversion, exercise or acquisition price equal to or less than $4.25 per share of Common Stock (as may be adjusted for any stock splits, stock dividends or any similar events), the Company is required to first offer such securities to the Purchasers so as to allow the Purchasers to maintain their respective percentage interests in the Common Stock outstanding prior to such issuance. Any such securities acquired by the Purchasers shall have the benefit of the registration rights described above. See Exhibit B.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------


         Exhibit A:                 Agreement pursuant to Rule 13d-1(f)(1).

         Exhibit B:                 Stock Purchase Agreement between
                                    Compumed, Inc. and the Purchasers named
                                    on the Schedule of Purchasers attached
                                    thereto, dated as of August 9, 1995
                                    (incorporated by reference from Exhibit
                                    No. 10 to the Company's Current Report on
                                    Form 8-K dated August 9, 1995, File No.
                                    0-14210).


                               Page 8 of 14 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 18, 1995

                                    SPINNAKER TECHNOLOGY FUND, L.P.

                                    By: Soundview Asset Management, Inc.,
                                         Its General Partner



                                        By: /s/Lawrence A. Bowman
                                            ---------------------
                                            Lawrence A. Bowman
                                            President






                               Page 9 of 14 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 18, 1995


                                    SOUNDVIEW ASSET MANAGEMENT, INC.



                                    By: /s/Lawrence A. Bowman
                                        ---------------------
                                        Lawrence A. Bowman
                                        President


                              Page 10 of 14 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 18, 1995


                                        /s/Lawrence A. Bowman
                                        ---------------------
                                        Lawrence A. Bowman







                              Page 11 of 14 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                      OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


                  The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of Soundview Asset Management, Inc. All business of Spinnaker Technology Fund, L.P. is conducted under the complete and exclusive control of Soundview Asset Management, Inc., its General Partner.

                                                    PRESENT PRINCIPAL OCCUPATION
         NAME                                              OR EMPLOYMENT
         ----                                       ----------------------------


Lawrence A. Bowman                                  President and Director of
Soundview Asset Management, Inc.                    Soundview Asset Management,
22 Gatehouse Road                                   Inc.
Stamford, Connecticut 06092

Kerry Tyler                                         Secretary and Treasurer of
Soundview Asset Management, Inc.                    Soundview Asset Management,
22 Gatehouse Road                                   Inc.
Stamford, Connecticut 06092

James B. Townsend                                   Director of Soundview
Soundview Asset Management, Inc.                    Asset Management, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092


Russell D. Crabs                                    Director of Soundview
Soundview Asset Management, Inc.                    Asset Management, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092












                              Page 12 of 14 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit                                                                    Page
Number                          Documents                                 Number
-------                         ---------                                 ------

   A             Agreement pursuant to Rule 13d-1(f)(1)                     14
   B             Stock Purchase Agreement between Compumed,
                 Inc. and the Purchasers named on the
                 Schedule of Purchasers attached thereto, dated as of August 9, 1995 (incorporated by reference from Exhibit 10 to the Company's Current Report on Form 8-K, dated August 9, 1995, File No. 0-14210).






                              Page 13 of 14 Pages

                                                                       Exhibit A


                                   AGREEMENT
                                   ---------

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement to which this Exhibit A is attached is filed on its behalf.

Date:  August 18, 1995


SPINNAKER TECHNOLOGY FUND,
L.P.

By: Soundview Asset
Management, Inc.,
       Its General Partner


By:  /s/ Lawrence A Bowman
    ----------------------
     Lawrence A. Bowman
     President




SOUNDVIEW ASSET MANAGEMENT,
INC.


By:  /s/Lawrence A. Bowman
    ----------------------
     Lawrence A. Bowman
     President







      /s/Lawrence A. Bowman
     ----------------------
      Lawrence A. Bowman


                              Page 14 of 14 Pages